Exhibit 99.1

Condensed interim consolidated financial statements

June 30, 2016

(unaudited)

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income (Loss)

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2016	2015	2016	2015

Continuing operations
Revenue	4	$329,744	$421,261	$752,398	$847,418
Cost of sales	5	(237,127)	(225,662)	(445,043)	(483,529)

Gross margin		92,617	195,599	307,355	363,889

Operating expenses	6	(90,454)	(94,066)	(167,331)	(187,609)
Corporate administration expenses		(4,095)	(5,797)	(8,659)	(9,299)
Other expenses	7	(5,408)	(38,628)	(6,765)	(44,549)

Income (loss) before finance items and taxes		(7,340)	57,108	124,600	122,432

Finance items
Finance income	8	15,388	613	16,774	1,211
Finance costs	8	(25,500)	(629)	(27,343)	(2,360)

		(10,112)	(16)	(10,569)	(1,149)

Income (loss) from continuing operations before taxes		(17,452)	57,092	114,031	121,283

Provision for income and other taxes		(6,589)	(12,888)	(16,441)	(24,651)

Income (loss) from continuing operations		(24,041)	44,204	97,590	96,632

Discontinued operations
Income (loss) after tax from discontinued operations		-	(26,954)	-	33,650

Income (loss) for the period		$(24,041)	$17,250	$97,590	$130,282

Attributable to owners of Turquoise Hill Resources Ltd.		29,767	24,875	148,694	121,045
Attributable to owners of non-controlling interests		(53,808)	(7,625)	(51,104)	9,237

Income (loss) for the period		$(24,041)	$17,250	$97,590	$130,282

Income attributable to owners of Turquoise Hill Resources Ltd.
Continuing operations		$29,767	$49,889	$148,694	$117,030
Discontinued operations		-	(25,014)	-	4,015

		$29,767	$24,875	$148,694	$121,045

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.
Continuing operations	22	$0.01	$0.02	$0.07	$0.06
Discontinued operations		-	(0.01)	-	-

Income for the period		$0.01	$0.01	$0.07	$0.06

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,309	2,012,314	2,012,306

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income (Loss)

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

Income (loss) for the period	$(24,041)	$17,250	$97,590	$130,282

Other comprehensive income (loss):
Items that have been / may be classified subsequently to income or loss:
Fair value movements:
Gains (losses) on revaluation of available for sale investments (Note 19)	(1,078)	2,152	(3,715)	(6,818)
Losses on revaluation of available for sale investments transferred to the statement of income (Note 19)	379	921	2,112	8,996

Other comprehensive income (loss) for the period	$(699)	$3,073	$(1,603)	$2,178

Total comprehensive income (loss) for the period	$(24,740)	$20,323	$95,987	$132,460

Attributable to owners of Turquoise Hill	$29,068	$27,948	$147,091	$123,223
Attributable to owners of non-controlling interests	(53,808)	(7,625)	(51,104)	9,237

Total comprehensive income (loss) for the period	$(24,740)	$20,323	$95,987	$132,460

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,
	Note	2016	2015	2016	2015

Cash generated from operating activities before interest and tax	21	$161,644	$239,182	$357,056	$340,653

Interest received		2,052	362	3,394	645
Interest paid		(15,548)	-	(16,161)	-
Income and other taxes paid		(67,463)	(4,995)	(67,726)	(9,468)

Net cash generated from operating activities		80,685	234,549	276,563	331,830

Cash flows from investing activities
Loans to related party	13	(4,156,284)	-	(4,156,284)	-
Expenditures on property, plant and equipment		(53,275)	(35,164)	(109,222)	(59,447)
Proceeds from sale of discontinued operations		-	5,353	-	5,353
Proceeds from sale and redemption of financial assets		1,623	3,907	4,056	16,782
Proceeds from sales of mineral property rights and other assets		1,000	-	2,800	1,237
Other investing cash flows		49	86	73	989

Cash used in investing activities of continuing operations		(4,206,887)	(25,818)	(4,258,577)	(35,086)
Cash used in investing activities of discontinued operations		-	-	-	(114)

Cash used in investing activities		(4,206,887)	(25,818)	(4,258,577)	(35,200)

Cash flows from financing activities
Net proceeds from project finance facility	16	4,274,321	-	4,274,321	-
Payment of project finance fees		(152,253)	-	(158,999)	-
Issue of share capital	18	-	-	-	20

Cash from financing activities of continuing operations		4,122,068	-	4,115,322	20
Cash from financing activities of discontinued operations		-	-	-	3,500

Cash from financing activities		4,122,068	-	4,115,322	3,520

Effects of exchange rates on cash and cash equivalents		409	269	1,284	174

Net increase (decrease) in cash and cash equivalents		(3,725)	209,000	134,592	300,324

Cash and cash equivalents - beginning of period		$1,482,195	$957,867	$1,343,878	$866,543
Cash and cash equivalents - end of period		1,478,470	1,166,867	1,478,470	1,166,867

Cash and cash equivalents as presented on the statement of financial position		$1,478,470	$1,166,867	$1,478,470	$1,166,867

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Financial Position

(Stated in thousands of U.S. dollars)

(Unaudited)

	Note	June 30, 2016	December 31, 2015

Current assets
Cash and cash equivalents	9	$1,478,470	$1,343,878
Inventories	10	287,409	321,409
Trade and other receivables	11	20,090	15,833
Prepaid expenses and other assets	12	12,628	53,375
Loans due from related party	13	666,452	-

		2,465,049	1,734,495
Non-current assets
Property, plant and equipment	14	6,254,464	6,319,983
Inventories	10	-	539
Deferred income tax assets		165,000	165,000
Loans due from related party, and other financial assets	13	3,501,935	20,078

		9,921,399	6,505,600

Total assets		$12,386,448	$8,240,095

Current liabilities
Trade and other payables	15	$238,724	$201,567
Deferred revenue		50,781	72,004

		289,505	273,571
Non-current liabilities
Borrowings and other financial liabilities	16	4,104,477	13,574
Deferred income tax liabilities		36	52,916
Decommissioning obligations	17	100,830	104,421

		4,205,343	170,911

Total liabilities		$4,494,848	$444,482

Equity
Share capital	18	11,432,122	11,432,122
Contributed surplus		1,555,774	1,555,774
Accumulated other comprehensive loss	19	(1,617)	(14)
Deficit		(4,324,666)	(4,473,360)

Equity attributable to owners of Turquoise Hill		8,661,613	8,514,522
Attributable to non-controlling interests	20	(770,013)	(718,909)

Total equity		7,891,600	7,795,613

Total liabilities and equity		$12,386,448	$8,240,095

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on August 2, 2016 and signed on their behalf by:

/s/ J. Gardiner	/s/ R. Robertson

J. Gardiner, Director	R. Robertson, Director

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars, except for share amounts)

(Unaudited)

Six Months Ended June 30, 2016	Attributable to owners of Turquoise Hill

	Share capital (Note 18)	Contributed surplus	Accumulated other comprehensive loss (Note 19)	Deficit	Total	Non-controlling Interests (Note 20)	Total equity

Opening balance	$11,432,122	$1,555,774	$(14)	$(4,473,360)	$8,514,522	$(718,909)	$7,795,613

Income (loss) for the period	-	-	-	148,694	148,694	(51,104)	97,590
Other comprehensive loss for the period	-	-	(1,603)	-	(1,603)	-	(1,603)

Closing balance	$11,432,122	$1,555,774	$(1,617)	$(4,324,666)	$8,661,613	$(770,013)	$7,891,600

Six Months Ended June 30, 2015	Attributable to owners of Turquoise Hill

	Share capital (Note 18)	Contributed surplus	Accumulated other comprehensive loss (Note 19)	Deficit	Total	Non-controlling Interests (Note 20)	Total equity

Opening balance	$11,432,060	$1,555,721	$(4,505)	$(4,788,340)	$8,194,936	$(626,471)	$7,568,465

Income for the period	-	-	-	121,045	121,045	9,237	130,282
Other comprehensive income for the period	-	-	2,178	-	2,178	-	2,178
Equity issued to holders of non-controlling interests	-	-	-	1,677	1,677	1,823	3,500
Employee share options	24	52	-	-	76	-	76
Other increase (decrease) in non- controlling interests (Note 20)	-	-	-	-	-	(88,048)	(88,048)

Closing balance	$11,432,084	$1,555,773	$(2,327)	$(4,665,618)	$8,319,912	$(703,459)	$7,616,453

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

1.	Nature of operations

The condensed interim consolidated financial statements of Turquoise Hill Resources Ltd. (“Turquoise Hill”) were authorized for issue in accordance with a directors’ resolution on August 2, 2016. Rio Tinto plc is the ultimate parent company and indirectly owns a 50.8% majority interest in Turquoise Hill as at June 30, 2016.

Turquoise Hill, together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 354-200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and secondary listings in the U.S. on the New York Stock Exchange and the NASDAQ.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting (“IAS 34”). These condensed interim consolidated financial statements are compliant with IAS 34 and do not include all of the information required for full annual financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2015, prepared in accordance with IFRS.

(b)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2016, and have not been applied in preparing these condensed interim consolidated financial statements. The following standards may have a potential effect on the condensed interim consolidated financial statements of the Company:

(i)

IFRS 9, Financial Instruments, is mandatorily effective for the Company’s condensed interim consolidated financial statements for the year ending December 31, 2018. IFRS 9 brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost; fair value through profit and loss; and fair value through other comprehensive income. IFRS 9 also amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on financial liabilities and derecognition of financial instruments. The extent of the impact of adoption has not yet been determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(b)	New standards and interpretations not yet adopted (continued)

(ii)

IFRS 15, Revenue from Contracts with Customers, which will replace IAS 18, Revenue, is effective for the Company’s fiscal year ending December 31, 2018 and is available for early adoption. The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The extent of the impact of adoption of the standard has not yet been determined.

(iii)

IFRS 16, Leases, which will replace IAS 17, Leases, is effective for the Company’s fiscal year ending December 31, 2019 and is available for early adoption. The objective of the new standard is to report all leases on the consolidated statement of financial position and to define how leases and liabilities are measured. The extent of the impact of adoption of the standard has not yet been determined.

None of the remaining standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segment - continuing operations

	Three Months Ended June 30, 2016
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$329,744	$-	$329,744
Cost of sales	(237,127)	-	(237,127)

Gross margin	92,617	-	92,617

Operating expenses	(104,224)	13,770	(90,454)
Corporate administration expenses	-	(4,095)	(4,095)
Other expenses	(4,986)	(422)	(5,408)

Income (loss) before finance items and taxes	(16,593)	9,253	(7,340)

Finance items
Finance income	8,375	7,013	15,388
Finance costs	(150,033)	124,533	(25,500)

Income (loss) from continuing operations before taxes	$(158,251)	$140,799	$(17,452)

Provision for income and other taxes	(7)	(6,582)	(6,589)

Income (loss) from continuing operations	$(158,258)	$134,217	$(24,041)

Depreciation and depletion	$96,968	$32	$97,000
Capital expenditures	$81,459	$-	$81,459
Total assets	$6,926,695	$5,459,753	$12,386,448

(a)

During the three months ended June 30, 2016, all of Oyu Tolgoi’s revenue arose from copper-gold concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $77.1 million, $71.3 million, $68.4 million and $66.9 million (June 30, 2015 - $100.3 million, $76.6 million and $48.5 million) respectively. Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the copper concentrate sold through traders is not known, then revenue is allocated to the location of the copper concentrate at the time when revenue is recognized.

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.   Operating segment - continuing operations (continued)

	Three Months Ended June 30, 2015
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$421,261	$-	$421,261
Cost of sales	(225,662)	-	(225,662)

Gross margin	195,599	-	195,599

Operating expenses	(55,769)	(38,297)	(94,066)
Corporate administration expenses	-	(5,797)	(5,797)
Other income (expenses)	(985)	(37,643)	(38,628)

Income (loss) before finance items and taxes	138,845	(81,737)	57,108

Finance items
Finance income	257	356	613
Finance costs	(113,501)	112,872	(629)

Income from continuing operations before taxes	$25,601	$31,491	$57,092

Provision for income and other taxes	(61)	(12,827)	(12,888)

Income from continuing operations	$25,540	$18,664	$44,204

Depreciation and depletion	$81,957	$25	$81,982
Capital expenditures	$36,397	$-	$36,397
Total assets	$6,723,656	$1,436,637	$8,160,293

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.   Operating segment - continuing operations (continued)

	Six Months Ended June 30, 2016
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$752,398	$-	$752,398
Cost of sales	(445,043)	-	(445,043)

Gross margin	307,355	-	307,355

Operating expenses	(188,613)	21,282	(167,331)
Corporate administration expenses	-	(8,659)	(8,659)
Other income (expenses)	(5,251)	(1,514)	(6,765)

Income before finance items and taxes	113,491	11,109	124,600

Finance items
Finance income	8,426	8,348	16,774
Finance costs	(272,205)	244,862	(27,343)

Income (loss) from continuing operations before taxes	$(150,288)	$264,319	$114,031

Provision for income and other taxes	(16)	(16,425)	(16,441)

Income (loss) from continuing operations	$(150,304)	$247,894	$97,590

Depreciation and depletion	$181,314	$343	$181,657
Capital expenditures	$136,266	$-	$136,266
Total assets	$6,926,695	$5,459,753	$12,386,448

(b)

During the six months ended June 30, 2016, all of Oyu Tolgoi’s revenue arose from copper-gold concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $201.1 million, $190.3 million, $148.5 million and $92.5 million (June 30, 2015 - $191.1 million, $166.3 million and $94.7 million) respectively. Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the copper concentrate sold through traders is not known, then revenue is allocated to the location of the copper concentrate at the time when revenue is recognized.

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.   Operating segment - continuing operations (continued)

	Six Months Ended June 30, 2015
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$847,418	$-	$847,418
Cost of sales	(483,529)	-	(483,529)

Gross margin	363,889	-	363,889

Operating expenses	(164,048)	(23,561)	(187,609)
Corporate administration expenses	-	(9,299)	(9,299)
Other income (expenses)	1,606	(46,155)	(44,549)

Income (loss) before finance items and taxes	201,447	(79,015)	122,432

Finance items
Finance income	580	631	1,211
Finance costs	(227,841)	225,481	(2,360)

Income (loss) from continuing operations before taxes	$(25,814)	$147,097	$121,283

Provision for income and other taxes	(111)	(24,540)	(24,651)

Income (loss) from continuing operations	$(25,925)	$122,557	$96,632

Depreciation and depletion	$168,398	$49	$168,447
Capital expenditures	$66,754	$-	$66,754
Total assets	$6,723,656	$1,436,637	$8,160,293

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

4.   Revenue

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

Copper-gold concentrate
Copper	$207,925	$220,267	$409,878	$410,504
Gold	115,088	197,425	331,267	429,730
Silver	6,731	3,569	11,253	7,184

	$329,744	$421,261	$752,398	$847,418

5. Cost of sales
	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

Production and delivery	$141,231	$147,446	$267,187	$321,390
Depreciation and depletion	95,896	78,216	177,856	162,139

	$237,127	$225,662	$445,043	$483,529

6. Operating expenses by nature
	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

Oyu Tolgoi administration expenses	$49,555	$56,008	$77,228	$98,445
Royalty expenses	18,493	49,775	41,196	71,655
Impairment and write downs (a)	8,431	(25,625)	21,908	(9,245)
Selling expenses	8,058	7,449	15,239	14,902
Care and maintenance costs	2,362	1,401	5,366	3,997
Depreciation	1,104	3,766	3,801	6,308
Other	2,451	1,292	2,593	1,547

	$90,454	$94,066	$167,331	$187,609

(a)	Write downs include adjustments to the carrying value of non-current copper-gold stockpile inventories, and materials and supplies; refer to Note 10.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

7.   Other expenses

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

Realized losses on disposal of available for sale investments (Note 19)	$(379)	$(921)	$(2,112)	$(8,996)
Foreign exchange gains (losses)	(4,949)	95	(4,362)	2,582
Write off of property, plant and equipment	-	(36,794)	-	(36,794)
Other, including exploration and evaluation	(80)	(1,008)	(291)	(1,341)

	$(5,408)	$(38,628)	$(6,765)	$(44,549)

8. Finance income and finance costs
	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

Finance income:
Interest income on bank deposits, short-term investments and loans due from related party	$15,388	$613	$16,774	$1,211

	$15,388	$613	$16,774	$1,211

Finance costs:
Interest expense and similar charges	$(33,453)	$(236)	$(34,295)	$(474)
Amounts capitalized	9,042	-	9,042	-
Accretion of decommissioning obligations (Note 17)	(1,089)	(393)	(2,090)	(1,886)

	$(25,500)	$(629)	$(27,343)	$(2,360)

9. Cash and cash equivalents
			June 30, 2016	December 31, 2015

Cash on hand and demand deposits			$356,550	$273,949
Short-term liquid investments (a)			1,121,920	1,069,929

			$1,478,470	$1,343,878

(a)	At June 30, 2016, short-term liquid investments of $741.7 million (December 31, 2015 - $740.5 million) have been placed with Rio Tinto (refer to Note 23).

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

10. Inventories

	June 30, 2016	December 31, 2015

Current
Copper-gold concentrate	$70,771	$66,716
Copper-gold stockpiles	31,810	38,905
Materials and supplies	238,678	259,521
Provision against carrying value of materials and supplies	(53,850)	(43,733)

	$287,409	$321,409

Non-current
Copper-gold stockpiles	$135,873	$124,621
Provision against carrying value	(135,873)	(124,082)

	$-	$539

During the three and six months ended June 30, 2016, total charges of $8.4 million (2015 - $25.6 million net write down reversal) and $21.9 million (2015 - $9.2 million net write down reversal) relating to inventory write off and increase in provision against carrying value were recognized in the consolidated statement of income.

11. Trade and other receivables
	June 30, 2016	December 31, 2015

Trade receivables and other	$15,599	$12,210
Due from related parties (Note 23)	4,491	3,623

	$20,090	$15,833

12. Prepaid expenses and other assets
	June 30, 2016	December 31, 2015

Mongolian tax prepayments (a)	$-	$20,758
Prepaid expenses (b)	7,937	32,617
Amounts prepaid to related parties	4,691	-

	$12,628	$53,375

(a)

During the three and six months ended June 30, 2016, the Company offset nil (2015 - $15.0 million) and $20.8 million (2015 - $30.0 million) of tax prepayments against Mongolian taxes and recognized nil (2015 - $0.3 million) and $0.1 million (2015 - $0.6 million) of interest income.

(b)	At December 31, 2015, prepaid expenses included $26.3 million fees paid in relation to the Oyu Tolgoi project finance facility signed on December 14, 2015 (refer to Note 16).

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

13. Loans due from related party, and other non-current financial assets

	June 30, 2016	December 31, 2015

Current assets:
Loans due from related party (Note 23)	$666,452	$-

	$666,452	$-

	June 30, 2016	December 31, 2015

Loans due from related party, and other non-current financial assets:
Loans due from related party (Note 23)	$3,489,832	$-
Available for sale investments (a)	11,131	18,902
Other	972	1,176

	$3,501,935	$20,078

(a)	Available for sale equity securities

	June 30, 2016				December 31, 2015
	Equity Interest	Cost Basis	Unrealized Loss	Fair Value	Equity Interest	Cost Basis	Unrealized Gain (Loss)	Fair Value

SouthGobi Resources (i)	14.0%	$7,975	$(1,041)	$6,934	19.2%	$11,059	$3,398	$14,457
Entrée Gold Inc.	9.0%	4,723	(553)	4,170	9.4%	4,723	(1,840)	2,883
Other	-	50	(23)	27	-	50	(18)	32
Ivanhoe Mines Ltd. (ii)	-	-	-	-	0.5%	3,191	(1,661)	1,530

		$12,748	$(1,617)	$11,131		$19,023	$(121)	$18,902

(i)

At June 30, 2016, the Company held 36.1 million (December 31, 2015 – 49.3 million) Class A common shares of SouthGobi Resources Ltd. (“SouthGobi”). In the three and six months ended June 30, 2016, Turquoise Hill disposed of 8.9 million and 13.2 million shares in SouthGobi at a weighted average price of Cdn$0.23 per share and Cdn$0.25 per share resulting in a realized loss on disposal of $0.4 million and $0.5 million respectively.

(ii)

In the six months ended June 30, 2016, Turquoise Hill disposed of 3.5 million shares in Ivanhoe Mines Ltd. at a weighted average price of Cdn$0.63 per share resulting in a realized loss on disposal of $1.6 million.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

14. Property, plant and equipment

	Oyu Tolgoi
Six Months Ended June 30, 2016	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2016	$848,753	$3,493,017	$1,977,997	$216	$6,319,983
Additions	21,756	-	105,468	-	127,224
Interest capitalized	-	-	9,042	-	9,042
Depreciation for the period	(55,858)	(143,166)	-	(96)	(199,120)
Disposals and write offs	-	(438)	(2,227)	-	(2,665)
Transfers and other movements	-	17,298	(17,298)	-	-

June 30, 2016	$814,651	$3,366,711	$2,072,982	$120	$6,254,464

Cost	1,101,315	4,291,861	2,072,982	3,783	7,469,941
Accumulated depreciation / impairment	(286,664)	(925,150)	-	(3,663)	(1,215,477)

June 30, 2016	$814,651	$3,366,711	$2,072,982	$120	$6,254,464

	Oyu Tolgoi
Six Months Ended June 30, 2015	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2015	$948,372	$3,695,939	$1,952,772	$312	$6,597,395
Additions	30,128	78	36,548	-	66,754
Depreciation for the period	(44,397)	(128,363)	-	(46)	(172,806)
Disposals and write offs	(36,794)	(1,318)	-	-	(38,112)
Transfers and other movements	-	1,410	(1,410)	(2)	(2)

June 30, 2015	$897,309	$3,567,746	$1,987,910	$264	$6,453,229

Cost	1,060,126	4,216,516	1,987,910	3,783	7,268,335
Accumulated depreciation / impairment	(162,817)	(648,770)	-	(3,519)	(815,106)

June 30, 2015	$897,309	$3,567,746	$1,987,910	$264	$6,453,229

15. Trade and other payables
				June 30, 2016	December 31, 2015

Trade payables and accrued liabilities				$200,844	$165,393
Interest payable on long-term borrowings				8,166	-
Payable to related parties (Note 23)				27,455	34,801
Other				2,259	1,373

				$238,724	$201,567

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16. Borrowings and other financial liabilities

	June 30, 2016	December 31, 2015

Project finance facility (a)	$4,091,173	$-
Capital lease payable	13,304	13,574

	$4,104,477	$13,574

(a)	Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks.

At June 30, 2016, Oyu Tolgoi has drawn down $4.3 billion of the project finance facility:

	June 30, 2016			Annual interest rate
Facility	Carrying Value (i)	Fair Value (i)	Term (ii)	Pre-completion	Post-completion

Commercial Banks
- A Loan	$697,023	$800,000	15 years	LIBOR + 3.78%	LIBOR + 4.78%

Export Credit Agencies	864,147	900,000	14 years	LIBOR + 3.65%	LIBOR + 4.65%
Loan	231,452	267,336	13 years	2.3%	2.3%

MIGA Insured Loan	662,442	698,750	12 years	LIBOR + 2.65%	LIBOR + 3.65%

Commercial Banks	1,636,109	1,641,250	12 years	LIBOR + 3.4%	LIBOR + 4.4%
- B Loan				Includes $50 million 15-year loan at A Loan rate

	$4,091,173	$4,307,336

(i)

The carrying value of the Company’s borrowings differs from fair value due to amortized transaction costs. At June 30, 2016, borrowings are stated net of $216.2 million amortized transaction costs. Other than amortized transaction costs, at June 30, 2016 the fair value of the Company’s borrowings approximates carrying value since, other than fixed interest amounts under the Export Credit Agencies facility, they carry floating rates of interest, and because of the relative proximity of drawdown to the reporting date. This is considered a level 2 fair value measurement.

(ii)	The project finance facility provides for interest only payments for the first five years and is then structured as a stepped amortization schedule for the remaining life of the facility.

(b)	Revolving credit facility

In March 2016, Oyu Tolgoi signed an amendment to extend the existing secured $200.0 million revolving credit facility with five banks that was scheduled to mature on March 19, 2016. Amounts under the credit facility were required to be used by Oyu Tolgoi for working capital purposes. The credit facility expired on draw down under the project finance facility described in (a) above.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

17. Decommissioning obligations

	June 30, 2016	December 31, 2015

Oyu Tolgoi	$100,830	$104,421

	$100,830	$104,421

	Six Months Ended June 30,
	2016	2015

Opening carrying amount	$104,421	$93,004
Changes in estimates and new estimated cash flows	(5,681)	572
Accretion of present value discount	2,090	1,886

	$100,830	$95,462

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

Estimated future cash expenditures of $220.4 million have been discounted from an anticipated closure date of 2055 to their present value at a real rate of 2.0% (December 31, 2015 – 2.0%).

18. Share capital

	Six Months Ended June 30,
	2016		2015
	Number of Common Shares	Amount	Number of Common Shares	Amount

Balances, January 1	2,012,314,469	$11,432,122	2,012,298,797	$11,432,060
Shares issued for:
Exercise of stock options (b)	-	-	10,222	24

Balances, June 30	2,012,314,469	$11,432,122	2,012,309,019	$11,432,084

(a)	Rio Tinto interests

As at June 30, 2016, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2015 – 50.8%).

(b)	Share Options

During the six month period ended June 30, 2016, no options were exercised, 485,116 options expired, no options were cancelled and no options were granted.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

19. Accumulated other comprehensive income (loss)

	Six Months Ended June 30,
	2016	2015
	Unrealized Gain (Loss) on Available For Sale Equity Securities	Unrealized Gain (Loss) on Available For Sale Equity Securities

Balance, January 1	$(14)	$(4,505)
Change in other comprehensive loss before reclassifications	(3,715)	(6,818)
Reclassifications from accumulated other comprehensive income (Note 13 (a))	2,112	8,996

Net other comprehensive income (loss)	(1,603)	2,178

Balance, June 30	$(1,617)	$(2,327)

20. Non-controlling interests

At June 30, 2016, there were non-controlling interests in subsidiaries as follows:

	Non-controlling Interests
	Oyu Tolgoi (a)	Total

Balance, January 1, 2016	$(718,909)	$(718,909)
Non-controlling interests’ share of loss	(51,104)	(51,104)

Balance, June 30, 2016	$(770,013)	$(770,013)

	Non-controlling Interests
	SouthGobi	Oyu Tolgoi (a)	Total

Balance, January 1, 2015	$56,590	$(683,061)	$(626,471)
Non-controlling interests’ share of income (loss)	29,635	(20,398)	9,237
Changes in equity interests held by Turquoise Hill	1,823	-	1,823
Disposal of noncontrolling interest in subsidiary	(88,048)	-	(88,048)

Balance, June 30, 2015	$-	$(703,459)	$(703,459)

(a)	Common share investments funded on behalf of non-controlling interests

Since 2011, the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to the Company.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at June 30, 2016, the cumulative amount of such funding was $751.1 million (December 31, 2015 - $751.1 million). Accrued interest of $265.9 million (December 31, 2015 - $231.1 million), has not been recognized in these condensed interim consolidated financial statements, as payment will be triggered on common share dividend distribution by Oyu Tolgoi, the timing of which cannot currently be reliably determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

21. Cash flow information

(a)	Reconciliation of net income (loss) to net cash flow generated from operating activities

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

Income (loss) from continuing operations	$(24,041)	$44,204	$97,590	$96,632

Adjustments for:
Depreciation and amortization	97,000	81,982	181,657	168,447
Finance items:
Interest income	(15,388)	(613)	(16,774)	(1,211)
Interest and accretion expense	25,500	629	27,343	2,360
Realized and unrealized losses on financial instruments	379	921	2,112	8,996
Unrealized foreign exchange gains	(409)	(261)	(1,284)	(130)
Inventory write downs (reversals)	8,431	(25,625)	21,908	(9,245)
Write down of carrying value of property, plant and equipment	2,451	38,087	2,593	38,341
Tax prepayment offset	-	15,000	20,802	30,000
Income and other taxes	6,589	12,888	16,441	24,651
Other items	717	627	754	790

Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	20,680	(17,276)	18,307	19,551
Trade, other receivables and prepaid expenses	42,696	14,443	(6,588)	18,936
(Decrease) increase in:
Trade and other payables	25,777	21,741	13,418	(37,832)
Deferred revenue	(28,738)	54,531	(21,223)	(13,722)

Cash generated from operating activities of continuing operations before interest and tax	161,644	241,278	357,056	346,564

Cash used in operating activities of discontinued operations before interest and tax	-	(2,096)	-	(5,911)

Cash generated from operating activities before interest and tax	$161,644	$239,182	$357,056	$340,653

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

21.  Cash flow information (continued)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

Investing activities
Tax prepayment (Note 12)	$-	$15,000	$20,802	$30,000
Change in accounts payable and accrued liabilities related to property, plant and equipment (Note 14)	28,184	1,233	27,044	7,307

22.  Earnings per share

The basic earnings per share is computed by dividing the net income attributable to common stock by the weighted average number of common shares outstanding during the period. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation.

The potentially dilutive shares excluded from the earnings per share calculation due to anti-dilution are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

Options	1,741,281	1,701,733	1,741,281	1,701,733

	1,741,281	1,701,733	1,741,281	1,701,733

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23. Related parties

(a)	Related party transactions with Rio Tinto

As at June 30, 2016, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2015: 50.8%). The following table presents the consolidated statement of financial position line items which include deposits with, amounts due from, and amounts payable to a Rio Tinto entity or entities (“Rio Tinto”). Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill Resources and its subsidiaries.

	June 30, 2016	December 31, 2015

Cash and cash equivalents (i)	$741,711	$740,537
Trade and other receivables (Note 11)	4,491	3,623
Prepaid expenses and other assets (Note 12)	4,691	-
Loans due from related party, and other non-current financial assets (Note 13)
Loans due from related party (ii)	4,156,284	-
Trade and other payables (Note 15)
Management service payments (iii)	(14,338)	(5,972)
Cost recoveries (iv)	(13,117)	(28,829)

	$4,879,722	$709,359

The following table summarizes transactions with Rio Tinto by their nature:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

Interest income on demand deposits (i)	$1,440	$309	$2,178	$555
Interest income on loans (ii)	13,274	-	13,274	-
Cost recoveries - Turquoise Hill	1,703	1,281	1,939	2,381

Finance costs:
Guarantee fee (v)	(11,329)	-	(11,329)	-
Management services payment (iii)	(14,047)	(3,964)	(21,559)	(11,155)
Cost recoveries - Rio Tinto (iv)	(6,217)	(16,074)	(13,754)	(24,727)

	$(15,176)	$(18,448)	$(29,251)	$(32,946)

(i)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents or invest funds with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At June 30, 2016, cash equivalents deposited with wholly owned subsidiaries of Rio Tinto totalled $741.7 million, earning interest at rates equivalent to those offered by financial institutions.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23. Related parties (continued)

(a)	Related party transactions with Rio Tinto (continued)

(ii)

As part of project finance (Note 16), Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which shall be placed with 9539549 Canada Inc. and returned to Turquoise Hill as required for purposes of funding the Oyu Tolgoi underground mine. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, has guaranteed the obligations of the service provider under this agreement. At June 30, 2016, amounts due from 9539549 Canada Inc. totalled $4,156.3 million, earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects: interest receivable at LIBOR minus 0.05%; and a benefit of 2.5% arising on amounts deposited with 9539549 Canada Inc. under the cash management services agreement, which are net settled with the 2.5% completion support fee described in (v) below.

(iii)

In accordance with the Amended and Restated Shareholders Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to pay a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. Until the Oyu Tolgoi open pit mine achieved Commencement of Production, as defined in the Investment Agreement, on September 1, 2013, the percentage of costs used to calculate the management services payment was 1.5%. Thereafter, the percentage increased to 3.0% for open pit operations and, in accordance with the Oyu Tolgoi Underground Mine Development and Financing Plan (“UDP”) signed on May 18, 2015, is 1.5% for Underground capital costs.

(iv)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of the Oyu Tolgoi mine.

(v)

As part of the project finance agreements (Note 16), Rio Tinto provided a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, Oyu Tolgoi and Turquoise Hill are required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility, of which 1.9% is payable by Oyu Tolgoi and 0.6% is payable by Turquoise Hill. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges (refer to Note 8). The fee is settled net of a benefit arising on amounts deposited with 9539549 Canada Inc. under the cash management services agreement described in (ii) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23. Related parties (continued)

(b)	Related party transactions with SouthGobi

The following table summarizes transactions with SouthGobi which were primarily incurred on a cost-recovery basis with companies related by way of directors, officers or shareholders in common:

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015

SouthGobi - from April 23, 2015	$-	$198	$-	$198

	$-	$198	$-	$198

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

24. Contingencies

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.

25. Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of trade and other receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
●	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

TURQUOISE HILL RESOURCES LTD.

Notes to the Condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

25. Financial instruments and fair value measurements (continued)

	Fair Value at June 30, 2016
	Total	Level 1	Level 2	Level 3

Assets:
Provisional pricing embedded derivatives (a)	$7,613	$-	$7,613	$-
Available for sale investments (b)	11,131	11,131	-	-

	$18,744	$11,131	$7,613	$-

	Fair Value at December 31, 2015
	Total	Level 1	Level 2	Level 3
Assets:
Available for sale investments (b)	$18,902	$17,579	$1,323	$-

	$18,902	$17,579	$1,323	$-

Liabilities:
Provisional pricing embedded derivatives (a)	$15,587	$-	$15,587	$-

	$15,587	$-	$15,587	$-

(a)

Trade and other receivables and trade and other payables include provisionally priced receivables and payables relating to sales contracts where selling price is determined after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. Revenue is recognized on provisionally priced sales based on the forward selling price for the period in the contract and also includes changes in the fair value of the provisional pricing embedded derivatives.

(b)	The Company’s freely tradable available for sale investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices.